Exhibit 9.1

NOTICE OF DEFAULT AND ELECTION TO EXERCISE COLATERAL OPTION

FOR THE REVOLVING LINE OF CREDIT

BY AND BETWEEN

THERMOGENESIS HOLDINGS INC AND BOYALIFE GROUP INC (USA)

This Letter is to inform ThermoGenesis Holdings Inc., previously known as Cesca Therapeutics Inc (the “Company”), about the demand to exercise the contractual option within the existing terms of the revolving line-of-credit entered by and between the Company and Boyalife Group Inc (USA) (“Boyalife”, or the “Lender”).

RECITAL

WHEREAS, on March 6, 2017, the Company entered into a Revolving Line of Credit Agreement (the “LOC Agreement”) with Boyalife, owned by Dr. Xiaochun Xu, the Chief Executive Officer and Chairman of the Board of Directors of the Company. The LOC Agreement, as amended, grants the Company the right to borrow up to $10,000,000 (the “Loan”) at any time prior to the maturity date.

WHEREAS, on April 16, 2018, the Company entered the First Amended and Restated Revolving Credit Agreement (the “Restated LOC”). The Restated LOC, as further amended on May 7, 2018, adds that the LOC Agreement shall be secured by a first lien and security interest in the shares of common stock of Thermogenesis Corp., a Delaware corporation and subsidiary of the Company (the “TG Corp”). The Lender may, at any time upon or after an event of default, and WITHOUT NOTICE OR DEMAND of any kind transfer any of the Collateral into its name or that of its nominee.

WHEREAS, on January 5, 2024, the Company entered into Amendment No. 3 to Second Amended and Restated Convertible Promissory Note (the “No.3 Amendment to the Note”), with Boyalife. The No.3 Amendment to the Note amended and extended the maturity date of the Note to December 31, 2024 (the “Maturity Date”) and added accrued and unpaid interest amount shall be due and payable on July 1, 2024.

WHEREAS, Boyalife has not received any interest payment as of July 1, 2024. On July 2, 2024, Boyalife issued a Notice of Interest Payment Due for Boyalife Rovolving Line-of-Credit (the “Notice”) to the Company. Under the terms of the signed and executed LOC Agreement, as amended, all principal and accrued interest will become immediately due upon the Company failing to make payment to its debt principal or interest obligation.

WHEREAS, currently all equity of the Company’s fully owned subsidiary, TG Corp, is collateralized against the Loan. By failing to make payment for the interest, the Company triggers the event of an “Default”, Boyalife has the right, without any further consent or action from the Company, to take possession of the TG Corp.

I.         Notice of Default

Notice of Default Event:	As of July 1, 2024, the Company fail to make interest payment due for the Loan to the Company. As of the end of business day on July 9, 2024, the entire amount of Boyalife Loan including all principal and accrued interest will become immediately due.

Election:	The Company will have two business days to pay off the entire amount of the Loan, including all principal and accrued interest. If the amount is not paid in full on or prior to July 11, 2024, Boyalife will elect to take all equity of the collateral asset, TG Corp, without any further consent or action from the Company.

SENT THIS 09TH DAY OF JULY, 2024.

Boyalife Group Inc. (USA)

 /s/ Emma Li

Name: Emma Li

Title: VP of Operation